UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                                    SYNERGX SYSTEMS INC.
                  -------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.001 Par Value
                  -------------------------------------------------
                            (Title of Class of Securities)

                                     87160C 10 6
                  -------------------------------------------------
                                    (CUSIP NUMBER)

                     Investors Money Management Corporation
                               289 Avenue Montjoie
                                     Box 13
                                  1180 Brussels
                                     Belgium
                            (Administrative offices)
                  -------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                 August 26, 2002
                  -------------------------------------------------
               (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g) check the following box [ ].


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

        CUSIP No.  87160C 10 6                     Page  2  of 7  Pages

        ---------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Investors Money Management Corporation
        ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
        ---------------------------------------------------------------------
        3   SEC USE ONLY

        ---------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 WC
        ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

        ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Liberia
        ---------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES                340,000 shares
                     --------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY               0
                     --------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING               340,000 shares
                     --------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                0
        ---------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 340,000 shares
        ---------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        ---------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.6%
        ---------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 CO
        ---------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

        CUSIP No.  87160C 10 6                     Page 3  of 7  Pages

        ---------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Morton Rabin
        ---------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
        ---------------------------------------------------------------------
        3   SEC USE ONLY

        ---------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 NA
        ---------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

        ---------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION


        ---------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES                340,000 shares
                     --------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY               0
                     --------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING               340,000 shares
                     --------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                0
        ---------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 340,000 shares
        ---------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        ---------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 16.6%
        ---------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 IN
        ---------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages

ITEM 1.   SECURITY AND ISSUER
          -------------------

     The class of equity securities to which this statement relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Synergx Systems Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 209 Lafayette Avenue, Syosset, New York 11791.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

This statement is filed on behalf of:

(i)  Investors Money Management Corporation("IMM")

(ii) Morton Rabin ("Mr. Rabin")

     Mr. Rabin owns 100% of the voting stock of IMM. Mr. Rabin and IMM are referred to collectively as the "Reporting Persons."

     Set forth on Schedule A is the information required by Item 2 of Schedule 13D concerning each executive officer, director and control person of each of the Reporting Persons.

The administrative offices of IMM are at:

                                    289 Avenue Montjoie
                                    Box 13
                                    1180 Brussels, Belgium

Mr. Rabin's office is at:

                                    20 Governor's Cay
                                    Sandyport
                                    Nassau, Bahamas

     IMM is a corporation organized under the laws of Liberia; Mr. Rabin is a citizen of Canada.

     Neither of the Reporting Persons and none of the persons listed on Schedule A has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------
                  Working capital of IMM


ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

     In August, 2002, IMM subscribed to purchase in a private placement from the Company, 170,000 units ("Units"). Each Unit consists of one share of Common Stock and one warrant (the "Warrant") to purchase an additional share of Common Stock at $1.40 for a period of 24 months from closing. The Units, Common Stock, Warrants and Common Stock issuable upon exercise of the Warrants will be restricted and may not be sold or transferred without registration under or an exemption from applicable securities laws. IMM was granted one-time "piggy-back" registration rights. The transaction provides the Company with proceeds of $476,000 (assuming exercise of all Warrants) for general corporate purposes with a particular focus on funding new products, markets,

                                                              Page 5 of 7 Pages



business ventures as a complement or supplement to existing operations without the need to draw on the Company's regular working capital credit facilities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

(a)  Amount Beneficially Owned:

     (i) IMM is the beneficial owner of 340,000 shares of Common Stock, which represents 16.6% of the Common Stock that would be issued and outstanding.

     (ii) By virtue of his 100% ownership of IMM, Mr. Rabin is the beneficial owner of 340,000 shares of Common Stock, which represents 16.6% of the Common Stock that would be issued and outstanding.

(b)  Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote

                   IMM                 340,000
                   Mr. Rabin           340,000

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct disposition


                   IMM                 340,000
                   Mr. Rabin           340,000

     (iv) Shared power to dispose or to direct disposition: 0

(c) Other than the transactions detailed in ITEM 4. above, neither Reporting Person has effected any transactions in the Common Stock in the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER ----------------------------------------

                  See ITEM 4. above.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

1.   Subscription Agreement between IMM and Synergx Systems Inc.

2. Joint Filing Agreement, dated as of September 30, 2002 between IMM and Mr. Rabin as required by Rule 13d-1(f) (included on the Signature Page to this Schedule 13D)

                                                               Page 6 of 7 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated: September 30, 2002
                                   INVESTORS MONEY MANAGEMENT CORPORATION

                                    By:/s/MORTON RABIN
                                       -------------------------------
                                       Morton Rabin, President


                                   MORTON RABIN

                                       /s/MORTON RABIN
                                       --------------------------------

                                                              Page 7 of 7 Pages

                                   SCHEDULE A



I.    Investors Money Management Corporation

         A. Directors

         1. IMM has no individual directors



         B. Executive Officers

         1. Morton Rabin -                   President
            Business Address:                20 Governor's Cay
                                             Sandyport
                                             Nassau, Bahamas
            Principal Business Occupation:   Investment advisor
            Citizenship:                     Canadian


         2. Sheldon Rabin -                  Secretary and Treasurer
            Business Address:                289 Avenue Montejoie
                                             Box 13
                                             1180 Brussels, Belgium
            Principal Business Occupation:   Investment advisor
            Citizenship:                     Canadian


         C. Control Person - Morton Rabin


         1. Morton Rabin                     See above